Exhibit 99.1

Dominion Diamond Corporation Reports Diavik Diamond Mine Fourth Calendar Quarter Production

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--January 16, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Diavik Diamond Mine production results for the fourth calendar quarter of 2016:

Diavik Diamond Mine Production (100% basis)

	Full Year 2016	Full Year 2015	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Tonnes Processed (millions)	2.21	1.98	0.54	0.58	0.54	0.56	0.46	0.48	0.56	0.48
Carats Recovered (millions)	6.66	6.41	1.65	1.54	1.58	1.88	1.50	1.27	2.14	1.50

Note: Totals may not add up due to rounding

Processing volumes in the fourth calendar quarter of 2016 were 16% higher than in the same quarter of the prior year due to the extended planned maintenance shutdown in the processing plant during the fourth quarter of calendar 2015.

Diamonds recovered in the fourth calendar quarter of 2016 were 10% higher than in the same quarter of the prior year, reflecting higher processing volumes that were partly offset by lower recovered grade.

Diamonds recovered in calendar 2016 of 6.7 million carats were 4% higher than in calendar 2015, but 4% lower than the revised calendar 2016 plan of 6.9 million carats. Lower-than-expected diamond recovery reflected lower grades due to underground dilution, which resulted from granite sloughing from the walls of the open pit.

The completion of A-21 dike construction and the start of dewatering are expected during calendar 2017, in accordance with the project plan.

A new mine plan and budget for calendar 2017 is under review by Rio Tinto plc and the Company.

Run of Mine Production – Calendar 2017 Diavik Diamond Mine (100% basis)	Tonnes Mined (millions)	Tonnes Processed (millions)	Carats (millions)
Preliminary Mine Plan for Calendar 2017	2.1 - 2.3	2.0 - 2.2	7.1 - 7.6

Mining activities will be exclusively underground. Processed ore will be sourced from the following kimberlite pipes in the approximate proportions noted below:

Diavik Kimberlite Pipes	Percentage of Tonnes Processed
A-154 South	20%
A-154 North	35%
A-418	45%

Production from Coarse Ore Rejects (“COR”) is expected to be negligible in 2017. Production from COR is not included in the Company’s ore reserves, and is therefore incremental.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by Diavik Diamond Mines (2012) Inc. (“DDMI”), operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Diavik Diamond Mine Production 40% basis

For the three months ended December 31, 2016				For the three months ended December 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	54	147	2.73	55	202	3.66
A-154 North	67	169	2.54	46	100	2.18
A-418	95	340	3.57	84	290	3.44
COR	-	4	-	-	6	-
Total	216	660	3.04(a)	185	598	3.19(a)
For the twelve months ended December 31, 2016				For the twelve months ended December 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	207	583	2.81	210	760	3.61
A-154 North	281	639	2.27	253	541	2.14
A-418	396	1,407	3.56	328	1,186	3.62
COR	2	34	-	3	75	-
Total	885	2,663	2.97(a)	794	2,562	3.14(a)

(a) Average grade, adjusted to exclude COR
Note: Totals may not add up due to rounding

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; mining methods; required operating and capital costs; labour and fuel costs; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:

Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca